Graubard Miller
The Chrysler Building
405 Lexington Avenue
New York, N.Y. 10174-1901

January 18, 2008

Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
Attention: John Reynolds

Re:	Global Logistics Acquisition Corporation (‘‘GLAC’’ or ‘‘Company’’) Amendment No. 4 to Proxy Statement on Schedule 14A Filed January 2, 2008 File No. 001-32735

Gentlemen:

On behalf of Global Logistics Acquisition Corporation (‘‘GLAC’’ or ‘‘Company’’), we respond as follows to the Staff’s comment letter dated January 17, 2008 to the above-captioned Preliminary Proxy Statement. As discussed with the Staff, the record date for the special meeting of stockholders has been reset to January 25, 2008 and the meeting will be held on February 7, 2008. The definitive proxy statement, updated as appropriate, will be filed and distributed as soon as practicable after the record date.

Clark Compensation Discussion and Analysis, page 120

1.	We note your response to prior comment seven. Please revise to briefly describe in more detail how Messrs. Anderson and Gillis share the duties of Chief Executive Officer. In this regard, it is unclear what you mean by ‘‘strategy.’’ Also, please revise to provide the information requested by Item 401 of Regulation S-K for all Clark executive officers and significant employees.

The referenced disclosure has been revised in accordance with our discussions with the staff. Additionally, please be advised that Clark and its counsel have reviewed Item 401 of Regulation S-K and believe that no additional disclosures other than those contained in the proxy statement are necessary in order to comply with the Staff’s comment.

Form 8-K, filed November 29, 2007

2.	We note your response to prior comment ten. Please tell us the basis for your belief that shareholders relinquish the right to vote shares in the situation you describe. We may have further comment.

It is the practice of securities brokers to have their margin account and certain other types of customers agree to authorize the brokers to lend the securities in the customers’ accounts and to carry the securities and other property in the accounts in the brokers’ customer loans. Such practices could adversely affect certain of the rights of the customers in such securities, including their rights to vote the securities. Because of this, it is becoming a usual practice to include in press releases announcing record dates for shareholder meetings a provision discussing this practice and advising persons who have their securities in such accounts to transfer, prior to the record date, their shares to cash accounts or other accounts that do so affect their rights. Such a provision was included in GLAC’s press release issued on November 29, 2007, which was included as an exhibit to GLAC’s Current Report on Form 8-K filed that date. The following are examples of provisions from what we believe are typical account forms now being used by securities brokers. It is on such forms and practices that we have based our belief regarding the relinquishment of voting rights in such situations.

Securities and Exchange Commission
January 18, 2008

[CLEARING HOUSE/BROKER]
New Account Application

7.    Margin Account Agreement. (Please read and sign the following if you wish to trade on margin.)

By signing below, I acknowledge that I have received a copy of the [CLEARING HOUSE/BROKER] Margin and Short Account Agreement Section of the Customer Information Brochure and that I have read, understand and agree to be bound by the terms. Furthermore, I have been made aware of the risks associated with trading securities on margin. I REPRESENT THAT I AM CAPABLE OF EVALUATING, CARRYING AND BEARING THE FINANCIAL RISKS AND HAZARDS OF MARGIN TRADING AS I HAVE REQUESTED. I further acknowledge that I have read and understand the pre-dispute arbitration clause located on page 7, in paragraph 35 of the Cash Account Agreement Section of the Customer Information Brochure and agree to resolve any disputes arising out of my account by arbitration.

X			X
	Applicant’s Signature	Date		Co-Applicant’s Signature	Date

MARGIN & SHORT ACCOUNT AGREEMENT

In consideration of [CLEARING HOUSE/BROKER] and your Broker opening or maintaining one or more margin accounts on your behalf, you confirm and agree to the following:

10.	You authorize [CLEARING HOUSE/BROKER] to lend any securities or other property held by [CLEARING HOUSE/BROKER] in your margin account and to carry such property in [CLEARING HOUSE/BROKER]’s customer loans. Such property may be pledged, repledged or hypothecated by [CLEARING HOUSE/BROKER] without notice to you, for equal or greater amounts due to [CLEARING HOUSE/BROKER]. [CLEARING HOUSE/BROKER] shall have no obligation to retain a like amount of similar securities or property.

11.	[CLEARING HOUSE/BROKER] may loan out (to itself or others) the securities that collateralize your margin debit. If it does, you may not receive, with respect to securities that are lent, certain benefits that normally accrue to a securities owner, such as the ability to exercise voting rights, or to receive interest, dividends, or other distributions. Although you may receive substitute payments in lieu of distributions, these payments may not receive the same tax treatment as actual interest, dividends, or other distributions, and you may therefore incur additional tax liability for substitute payments. [CLEARING HOUSE/BROKER] may allocate substitute payments by lottery or in any other manner permitted by law, rule, or regulation. Please note that any substitute payments [CLEARING HOUSE/BROKER] makes are voluntary and may be discontinued at any time.
Very truly yours,
/s/ Noah Scooler Noah Scooler